Vimicro International Corporation

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

March 11, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Request to Withdraw Registration Statement on Form F-3 (File No. 333-166948)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Vimicro International Corporation (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2010 and amended on May 2, 2013.

The Registrant is requesting to withdraw the Registration Statement because the Registrant is no longer required to register the sale of the securities by the selling shareholders identified therein. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Kind regards,

Vimicro International Corporation

By:	/s/ Jinxiang Long
Name: Jixiang Long
Title: Legal Director